Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dragon Cloud, Inc.
276 5th Avenue Suite 704-3009
New York, NY 10001
https://dragoncloud.io

Up to $106,999.86 in Non-Voting Common Stock at $2.23
Minimum Target Amount: $9,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dragon Cloud, Inc.
Address: 276 5th Avenue Suite 704-3009, New York, NY 10001
State of Incorporation: WY
Date Incorporated: February 19, 2019

Terms:

Equity

Offering Minimum: $9,999.32 | 4,484 shares of Non-Voting Common Stock
Offering Maximum: $106,999.86 | 47,982 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.23
Minimum Investment Amount (per investor): $223.00

Maximum subject to adjustment for bonus shares. See Bonuses below

Perks*

$500 - $999

- Your client account on our marketplace will be marked as fee-free for three months.

$1,000 - $4,999

- Your client account on our marketplace will be marked as fee-free for six months.

$5,000 - $9,999

- Your client account on our marketplace will be marked as fee-free for one year.
- You'll also get 5% more shares for your money!

$10,000 - $19,999

- Your client account on our marketplace will be marked as fee-free for two years.
- You'll also get 10% more shares for your money!
- Your name or business will receive an honorable mention in the extended list of past investors.

$20,000+

- Your client account on our marketplace will be marked as fee-free for life!*
- You'll also get 10% more shares for your money!
- We'll also give you, or the company of your choice, recognition as an investor-partner near the top of the homepage of our marketplace website, through the

use of a logo or your picture. The logos will be displayed in order of the highest investment first. Space is at a premium, so we're only offering this perk to the 10 investors who have the highest investments at this level. That means that the earlier you invest, and the more you invest, the higher up your logo will be, and that's especially useful in a mobile-first world! (If you're not one of the 10, you'll get placed in the list at the top of the page where people can view the extended list of past investors.)

*NOTE: All perks occur after the offering is completed. All marketplace perks will be given when we launch the marketplace for our then-current clients and contractors, or at any later date where you open an account with us. To receive your bonuses on the marketplace, just contact support to have your account marked with the benefit you earned. "Fee-free" refers only to client-side fees assessed to cover credit card payments and risk mitigation.

One month is equal to 30 calendar days.

One year means the same calendar day of following year, based on the day you open your account on the marketplace. If you open your account on February 29th, then the "one year" will make your account receive the benefit until March 1st of the following year.

Client accounts that get suspended or banned on our platform for any reason shall forego their marketplace incentives while their account is in such status. If support agrees to reinstate your account, your benefits will be reinstated, and they will terminate at the previously agreed upon time. (You will not receive an extension of your benefits equal to the suspension period unless it was a mistake on our part.)

All perks listed below are exclusive to people who invest in our company during this offering, and may or may not be available to investors in future offerings.

*In the event that Dragon Cloud is acquired by a third-party, said third-party may decide at its discretion to instead make "fee-free for life" benefits become "fee-free for 5 years" where "5 years" means 5 years from the time that the benefit began. Such a change will be communicated to you in writing through either email or postal mail. In no event may the acquiring party charge you fees for any period where your account was marked as "fee-free."

The 10% Bonus for StartEngine Shareholders

Dragon Cloud, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Common Stock at $2.23 / share, you will receive 110 Non-Voting Common Stock shares, meaning you'll own 110 shares for $223. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Dragon Cloud connects top clients to top contractors allowing everyone to skip the hiring process. We prescreen the contractors, and once screened, the contractors may choose any client-provided project in their approved categories and begin work immediately. Right now, we're focused on web development, and we manually connect clients and contractors. We intend to scale our operations into our own online freelance marketplace.

In order to position the Company for an equity offering, the Company underwent a series of corporate restructurings. Excited Dragon, LLC was acquired by Dragon Cloud, LLC, a newly formed Ohio limited liability company, on May 1, 2018. Following acquisition, Excited Dragon, LLC was subsequently dissolved and its assets were moved into Dragon Cloud, LLC. In February, 2019, Dragon Cloud, LLC was redomiciled from Ohio to Wyoming and converted from a limited liability company to Dragon Cloud, Inc., a C corporation.

Competitors and Industry

Upwork is the largest online freelance marketplace. Like all freelance marketplaces, they make their money on the connection of clients and contractors. However, no other marketplace, including Toptal, provides a way for contractors to select a project and begin work immediately, while maintaining a high level of quality for clients. Other major players are Fiverr and Freelancer.com, and every marketplace has its own unique spin on the concept of an online freelance marketplace. Clients are always stuck having to locate contractors for their project (e.g. Upwork, Freelancer.com, Fiverr), or they lose the element of control that comes with a web interface (e.g. Toptal).

Current Stage and Roadmap

Dragon Cloud is currently a successful web development agency. We're raising funds to market our agency to reach people outside of Upwork. Our marketplace is already under development. The marketplace will be first launched as a private beta for us to use with our own contractors and existing clients to work out bugs in the system. The final stage will be a public beta coupled with extensive marketing to fill out the marketplace.

We estimate the launch of the private beta to be in Q4 of 2019 at the latest, and the public beta should be ready by Q1 2020 at the latest.

Here's a roadmap of the absolute fastest we can expect to have these goals ready. However, please remember that things don't always go as planned, and so our quarterly estimates above are a bit more reasonable, as they account for any delays in building the site. The more funds we have, the more people we can hire for marketing so our founder can focus on building the software instead of handling social media and PR pursuits and the like.

April 2019: Finish the marketplace component of Dragon Cloud Marketplace.

May 2019: Build the time tracking tool. It'll be OS-independent.

June 2019: Release the public parts of the website to the staging site, and also have our web designer design the site a new template so it looks amazing!

July 2019: Finalize internal testing, have an attorney create the TOS based on the notes we've been writing down.

August 2019: Release the private beta. It's for our existing clients and contractors, as well as anyone new who joins our agency. It'll be a controlled release.

October 2019: Release the public beta. It'll look like it's a stable release to everyone who uses it, but for security reasons we will take away the beta banner.

The Team

Officers and Directors

Name: Patrick Dennis Mac Gillis Jr.

Patrick Dennis Mac Gillis Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: April 30, 2018 - Present
  Responsibilities: Handle all oversight of the company

- **Position:** Secretary
  Dates of Service: April 30, 2018 - Present
  Responsibilities: Maintain all business records

- **Position:** Treasurer
  Dates of Service: April 30, 2018 - Present
  Responsibilities: Handle the financial affairs of the company

- **Position:** Vice President

Dates of Service: April 30, 2018 - Present
Responsibilities: This role is traditionally meant to allow someone to take over the responsibilities of President in the event something happens to the President. However, the Bylaws require someone for this role, and right now it's filled by the same person as the President.

Other business experience in the past three years:

- **Employer:** Red Scale Corporation
  Title: President/VP/Secretary/Treasurer
  Dates of Service: April 17, 2017 - Present
  Responsibilities: Complete oversight of the company

Other business experience in the past three years:

- **Employer:** Excited Dragon LLC
  Title: Manager/Member
  Dates of Service: November 14, 2016 - June 21, 2018
  Responsibilities: Complete oversight of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service: connecting clients and contractors. Our revenues are therefore dependent upon the market for connecting clients and contractors.

We may never have an operational product or service

It is possible that there may never be an operational Dragon Cloud Marketplace or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only developed an incomplete alpha prototype of the Dragon Cloud Marketplace. ("Marketplace") Delays or cost overruns in the development of our Marketplace and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in deciding how the Company will be run. You are trusting in management's discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying Non-Voting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our services may be subject to change and if they do then the selling of our services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including, but not limited to, identity theft protection, credit card fraud and chargeback management, accounting, legal work, public relations, advertising, hosting, and software components. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our clients, contractors, and support personnel that utilize our platform. Further, any significant disruption in service on Dragon Cloud or in its computer systems could reduce the attractiveness of the platform and result in a loss of clients and contractors interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dragon Cloud could harm our reputation and materially negatively impact our financial condition and business. However, we believe we are sufficiently insured against the negative financial impact.

We presently do not have any patents or registered trademarks.

We haven't patented or trademarked any of our processes or intellectual property at this stage of our growth. In the future, we may choose to file for certain patents and/or trademarks when we have the funding to defend them, but do not guarantee that we'll ever file patent or trademarks with the USPTO or international agencies. This may expose us to significant risks, should a competitor decide to replicate our technology and provide sufficient marketing for that product.

Debt Payoff

Much of the initial funds from the Reg CF will go to pay off our eminent debt. While we do intend to raise the maximum campaign funding goal to $1,070,000 later on, with our current maximum of $107,000, the total debt is approximately 24% of the current raise. It's our goal to not pay off any more debt immediately than is necessary. Instead our focus is primarily on paying for marketing to increase our campaign contributions, and then to pay for marketing to grow our web development agency. Therefore, the entire debt should be cured over the course of the entire crowdfunding campaign, both with money from the campaign, as well as income from our business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Dennis Mac Gillis Jr.	9,000,000	Voting Common Stock	100.0

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 47,982 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 15,000,000 with a total of 9,000,000 outstanding.

Voting Rights

Each share owned by a voting shareholder counts as one (1) vote. The vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any motion.

Material Rights

There are no material rights associated with Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2017, Excited Dragon (Dragon Cloud's predecessor), was for the most part just starting out. During that time we didn't have much infrastructure in place because for our size we didn't need much. Our gross income of $36,689 was due to our size at the time.

Our expenses, less contractor payments for the year amounted to approximately $5,402. Contractor payments amounted to approximately $2,044.

In 2018, Excited Dragon and Dragon Cloud merged, and their total income was $64,261 (Excited Dragon) and $107,487 (Dragon Cloud) which combined is equal to $171,748. As expected, we we more profitable as Dragon Cloud because of our continuing growth. We added more infrastructure, such as a collections agency, automated phone system, hosting services for our marketplace product, marketers, and the list goes on. Our framework is more robust, and that allowed us to more readily increase our income. We also obtained contracts with larger clients in 2018.

In 2018, Excited Dragon's expenses less contractor payments and owner's payments was $3,764. Contractor payments amounted to approximately $36,048, and owner's pay was $23,939. Dragon Cloud's expenses, less contractor payments and payroll expenses, was $29,170, of which approximately $16,472 of that was paid for management fees to Red Scale Corporation. Dragon Cloud paid its contractors approximately $59,878, and owner's pay got converted to salary which amounted to $14,075 including taxes and fees.

As you can see, our expenses have gone up in 2018, especially contractor payments, as we're bringing in more work from clients.

Historical results and cash flows:

It is our belief that past growth is a reflection of our future growth. Even though we had a financial landslide at the end of 2018, we recovered from that problem, and are now growing once again. The reason for the landslide was the completion of several projects for a major client, and the loss of our "Top Rated" badge on Upwork because of two bad hiring decisions on our part. (Upwork's algorithm does not account for the removal of past contractors from our organization, so even when we dismissed the offending contractors, Upwork's algorithm did not account for that. So, we had to wait for our Job Success Score to recover so we could more readily find more work. That's an excellent example of how flawed existing marketplaces are.)

We now have several contractors on Upwork who have "Top Rated" status, and we've leveraged that to help us gain back our power in the market. With your help, we will be able to market directly to clients instead of using Upwork. We'll also have the opportunity to help better establish our brand identity through PR campaigns so we can help more clients with awesome contractors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Dragon Cloud currently has an RLOC [Revolving Line of Credit] with Patrick Dennis Mac Gillis Jr. to pay Dragon Cloud upon request of Dragon Cloud, up to $150,000. It has an interest rate equal to the Short-Term AFR as published in the Wall Street Journal. Dragon Cloud isn't paying Patrick back very quickly, as it's more advantageous to both Patrick and Dragon Cloud to keep an appropriate amount of debts and credits balanced between his personal name and Dragon Cloud so both stay financially stable. Currently Patrick is owed money from Dragon Cloud.

Dragon Cloud also has a mutual $150,000 RLOC with Red Scale Corporation, it's management company. These RLOC accounts have an interest rate equal to the Short-Term AFR as published in the Wall Street Journal. Red Scale Corporation currently maintains a balance of less than $1,000, and is owed money from Dragon Cloud. Red Scale Corporation is a wholly-owned company by Patrick Mac Gillis, and Patrick is also owed money from Red Scale Corporation.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Currently our business transacts primarily through Upwork as an Upwork agency. We currently have cashflow that supports the business, but we're looking to grow so that we no longer need to rely on Upwork. Ideally we'd like to leave Upwork completely, and ultimately as a freelance marketplace in our own right, we'll no longer have any need of Upwork at that time.

The campaign funds will primarily go to pay off debts, as well as provide us with a large marketing budget. While they will help keep our company's infrastructure growing as needed, that's not our primary focus with the funds from this crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding investments will comprise the bulk of our cash on hand, but they are not critical to the success of Dragon Cloud. However, Dragon Cloud has incurred debt during the creation of this crowdfunding campaign through the purchase of StartEngine's services, hiring a securities attorney, and legal necessities like government filings and BACs [Bad Actor Checks]. Those have encumbered Patrick Mac Gillis Jr., as well as Dragon Cloud, and the details are disclosed in our financial statements in Note 7. They amount to $21,560 total.

If we raise only the minimum amount, then Dragon Cloud will struggle, but it most likely won't cause it to go bankrupt.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Should the company prove unable to support itself, our founder, Patrick Mac Gillis, will get a job with another company to fuel Dragon Cloud and get it back on its feet. In the meantime, the company will simply get placed on hold, and the several hundred dollars in monthly bills for Dragon Cloud will get paid from his salary so as to maintain the business infrastructure. Dragon Cloud is a paragon of efficiency.

While raising only the minimum will cause the company to struggle, it's unlikely that Dragon Cloud will need to file for bankruptcy for this reason.

How long will you be able to operate the company if you raise your maximum funding goal?

With $1MM at our disposal, and our drive to use our funds efficiently, the money should get us through at least 2 years.

Eminent Goals (Bare Minimum)

Our eminent goals include paying off debts that can't wait any longer, such as reimbursing Patrick for his RLOC payments so he can pay off his 2017 and 2018 IRS tax debts, and making our first agreed upon payment of $1,200 to The Schadick Law Firm LLC. Plus, we'll need to use at least $2,000 of our first withdrawal to pay for Facebook Ads to market the crowdfunding campaign.

Desirable Eminent Goals

In addition to the goals mentioned in the last paragraph, we would like to pay off all debts so we can get those out of the way, but balance it out with a larger ad spend. If the debt is not necessary to pay right away, meaning it won't hurt us in any way to keep having that debt in place, then we'll leave it in place and focus more of the funds on Facebook Ads. In the "Bare Minimum" paragraph, the debts listed cannot wait at all, but do not include debts that are of pressing concern that still have some time left to pay them.

Overall Goals

Overall, we'll need to pay off all of our debts, pay for a CPA sign off to raise our maximum raise limit to $1,070,000, and pay any amendment fees for filing an update with the SEC. Plus, we'll want to hit Facebook Ads as hard as possible to bring in more investments, which those investments will in turn go towards funding the marketing campaign for Dragon Cloud's services as a web development agency. We'll also want to pay Patrick a modest $60,000 per year starting salary so that he doesn't need to work for clients any longer in order to pay the bills, and instead can focus completely on business growth and building the Dragon Cloud Marketplace. Once the marketplace is finished, we'll use campaign funds, as well as company income, to pay for its marketing campaign.

Here's a list of some of the items we'd like to cover with campaign funds.

1. Pay off all debts
2. CPA sign off to increase our maximum raise to $1,070,000
3. Facebook Ads for the crowdfunding campaign
4. $60,000 per year starting salary for Patrick so he can focus on business growth and building the marketplace
5. FB Ads to market Dragon Cloud as a web development agency
6. FB Ads to market the marketplace (once that's finished and public)
7. Hire Publicize.com to get the word out about our brand and show our expertise.
8. Pay someone to manage our social media posts through our existing Hootsuite account. (Currently Patrick is doing that, but he's not a marketer.)
9. Send out highly-targeted "Shock and Awe" boxes as coined by master marketer Dan Kennedy.
10. Send out batches of around 1,000 handwritten envelopes and letters sent to mailing lists of people in the real estate industry. (We do a lot of business with people in the real estate market, and we can have color copies made of the letter to look handwritten, as well as the envelopes. For $1 a piece we can have someone stuff the envelopes and stamp them with first-class postage stamps.)

These are just a few of our strategies to grow the business using campaign funds, while helping us with our current affairs. With your help, we will grow even further, and possibly get acquired.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future we may conduct more crowdfunding campaigns to raise more funds. For now our founder has put up capital as needed for Dragon Cloud's success. Red Scale Corporation, a related entity as it has the same majority shareholder as Dragon Cloud

Inc., has an RLOC agreement with Dragon Cloud Inc. Red Scale will attempt to help Dragon Cloud when it's capable of doing so.

Indebtedness

- **Creditor:** Patrick Mac Gillis Jr.
  Amount Owed: $3,065.62
  Interest Rate: 1.5%
  Maturity Date: January 01, 2022
  This is the amount owed on December 31st, 2018. See the notes section for additional debt after this point.

- **Creditor:** Red Scale Corporation
  Amount Owed: $4,642.54
  Interest Rate: 1.5%
  Maturity Date: January 01, 9999

- **Creditor:** Patrick Mac Gillis Jr.
  Amount Owed: $12,560.00
  Interest Rate: 1.5%
  Maturity Date: January 01, 2022
  This is the amount Patrick personally absorbed, primarily to start and run this crowdfunding campaign.

- **Creditor:** The Schadick Law Firm, LLC
  Amount Owed: $6,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2019
  This is an estimated bill for ongoing services with our securities attorney.

- **Creditor:** Mike Wolowski
  Amount Owed: $4,000.00
  Interest Rate: 0.0%
  Maturity Date: May 01, 2019
  The $4,000 is the agreed upon minimum paid to Mike for his marketing services for this crowdfunding campaign. He's entitled to 1% of the funds he raises for this campaign through his marketing. That amount may exceed $4,000.

Related Party Transactions

- **Name of Entity:** Red Scale Corporation
  Names of 20% owners: Patrick Dennis Mac Gillis Jr.
  Relationship to Company: Company wholly owned by the same founder as Dragon Cloud

Nature / amount of interest in the transaction: Mutual RLOC agreement between Red Scale Corporation and Dragon Cloud for $150,000

Material Terms: RLOC [Revolving Line of Credit] was issued mutually between both Red Scale Corporation and Dragon Cloud at the Short Term AFR with a maturity date of January 1st, 2021. As of Feb 26th, 2019, the debt payable to Red Scale from Dragon Cloud is $5,621.

- **Name of Entity:** Red Scale Corporation
  Names of 20% owners: Patrick Dennis Mac Gillis Jr.
  Relationship to Company: Company wholly owned by same person as Dragon Cloud
  Nature / amount of interest in the transaction: Red Scale Corporation manages Dragon Cloud in exchange for 15% of its gross revenue.
  Material Terms: Red Scale Corporation exists to facilitate the stability of companies to whom Red Scale Corporation provides management services. Red Scale Corporation, at the time of writing, only provides management services to Dragon Cloud. Also, at the time of writing Red Scale Corporation has less than $1,000 of working capital, and a large amount of debt. Red Scale Corporation also owns the accounts used with network-wide services, including, but not limited to, Anderson Business Advisors for tax, legal, and bookkeeping services.

- **Name of Entity:** Patrick Dennis Mac Gillis Jr.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As needed, Patrick contributes his own funding to Dragon Cloud, either through direct transfers of funds to Dragon Cloud, or through the accumulation of debt in his personal name. This RLOC uses the Short Term AFR interest rate, and it has a $150,000 limit.
  Material Terms: Patrick Mac Gillis contributes when he feels it's appropriate, but is not under any obligation to contribute his funds to Dragon Cloud. The current RLOC agreement has a maturity date of January 1st, 2022. As of Feb. 26th, 2019, the debt payable to Patrick from Dragon Cloud is $15,285 including interest.

- **Name of Entity:** Patrick Dennis Mac Gillis Jr.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Patrick was receiving weekly distributions for 50% of his pay from Dragon Cloud, when it was an LLC, to supplement his W2 income from Dragon Cloud. Now that we're taxed as a C-Corp, he's getting reimbursements and W2 income without distributions.
  Material Terms: Patrick currently gets paid in reimbursements and W2 income.

Valuation

Pre-Money Valuation: $20,070,000.00

Valuation Details:

We used Equidam.com, an online resource, that provides companies with a business valuation using a process that includes 5 methods such as the Scorecard, Checklist, and Venture Capital methods. These methods analyze both qualitative data and financial data points. The data entered included our existing revenue, projected future sales, market size, industry competitors, employee size and other data factors. Equidam's proprietary system then analyzes the data and produces a low, medium and high estimated valuation using their various valuation methodologies. From the Equidam results of our inputs and further additional analysis of tech companies at a similar growth stage as ours, we have decided on a pre-money valuation of $20,070,000 for Dragon Cloud. Our valuation reflects Dragon Cloud's research, and no independent third party professional valuation was conducted.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.32 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Debt Payoffs*
  94.0%
  StartEngine alone cost $10,000 paid for out of pocket by our founder, add in attorney fees and other crowdfunding expenses, and we'll have lost money if we only raise the minimum. So, we'll pay back the debt before anything else.

If we raise the over allotment amount of $106,999.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  53.0%
  While we plan to raise the limit to $1.07MM later, we're running this campaign primarily for marketing funds. First we'll market the crowdfunding campaign, and then we'll market our Web Development Agency, and later on we'll market our marketplace.

- *Debt Payoffs*
  30.0%
  We have debts owed to the Patrick Mac Gillis and Red Scale Corporation. This percentage of the $107k will be used to wipe away the debt so we can focus on moving forward.

- *Misc*
  11.0%
  While we try to efficiently run our budget, sometimes the budget must shift.

This 11% accounts for fluctuations, such as hiring a CPA to raise our funding limit to $1.07MM. It'll also fund some initial salary payments to our founder so he can focus on building the marketplace so we can reach our ultimate goal faster.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://dragoncloud.io (https://dragoncloud.blog/dragon-cloud-financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dragon Cloud, Inc.

[See attached]

I, **Patrick Dennis Mac Gillis Jr.**, the **President** of **Dragon Cloud Inc.**, hereby certify that the financial statements of **Dragon Cloud Inc.** and notes thereto for the periods ending **2017** and **2018** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $47,609; taxable income of $4,283 and total tax of $0 because the income was reportable to the shareholder.

NOTE: These figures are for Dragon Cloud LLC's 1120S, and do not include the balances reported on Patrick's 1040. Excited Dragon LLC was a pass-through entity, and Dragon Cloud LLC was taxed as an S-Corp.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th day of February, 2019.

Patrick Dennis Mac Gillis Jr. as President
February 20th, 2019

Dragon Cloud Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2017

Dragon Cloud Inc.
Index to Financial Statements
(unaudited)

Dragon Cloud Inc.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

Excited Dragon LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (2709)	938.78
Total Bank Accounts	**$938.78**
Accounts Receivable	
Accounts Receivable (A/R)	609.30
Total Accounts Receivable	**$609.30**
Other Current Assets	
Due from Red Scale Corp	30.80
Loans to Shareholder	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$30.80**
Total Current Assets	**$1,578.88**
TOTAL ASSETS	**$1,578.88**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Distributions	-27,664.13
Retained Earnings	0.00
Net Income	29,243.01
Total Equity	**$1,578.88**
TOTAL LIABILITIES AND EQUITY	**$1,578.88**

Excited Dragon LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (2709)	0.00
Total Bank Accounts	**$0.00**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from Red Scale Corp	0.00
Loans to Shareholder	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$0.00**
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Distributions	-509.92
Owner's Equity	0.00
Retained Earnings	0.00
Net Income	509.92
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

Dragon Cloud, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash in the Bank	
Dragon Cloud LLC (6974)	988.46
Total Cash in the Bank	**988.46**
Total Bank Accounts	**$988.46**
Total Current Assets	**$988.46**
Fixed Assets	
Accumulated Amortization	-1,500.00
Organizational Costs	1,500.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$988.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan from Red Scale Corp. (RLOC)	4,642.54
Loans from Shareholder	3,065.62
Total Other Current Liabilities	**$7,708.16**
Total Current Liabilities	**$7,708.16**
Total Liabilities	**$7,708.16**
Equity	
Retained Earnings	
Shareholder Distributions	-11,083.99
Net Income	4,364.29
Total Equity	**$ -6,719.70**
TOTAL LIABILITIES AND EQUITY	**$988.46**

Dragon Cloud Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

Excited Dragon LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Contributions	305.00
Services	31,712.15
Square Income	4,671.95
Total Income	**$36,689.10**
GROSS PROFIT	**$36,689.10**
Expenses	
Advertising	575.47
Auto Expense	-9.99
Bank Charges	108.00
Commissions & fees	535.48
Contractors	2,043.99
Dues & Subscriptions	3,113.90
Legal & Professional Fees	235.00
Meals and Entertainment	128.63
Office Expenses	126.28
Seminars & Education	500.00
Taxes & Licenses	78.00
Travel	11.33
Total Expenses	**$7,446.09**
NET OPERATING INCOME	**$29,243.01**
NET INCOME	**$29,243.01**

Excited Dragon LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Refunds-Allowances	-500.00
Services	64,358.00
Square Income	403.50
Total Income	**$64,261.50**
GROSS PROFIT	**$64,261.50**
Expenses	
Advertising	52.35
Bank Charges	25.86
Commissions & fees	12.30
Computer & Internet	1,249.12
Contractors	36,048.41
Dues & Subscriptions	1,171.14
Legal & Professional Fees	199.50
Merchant Service Fees	416.34
Owner's Pay	23,939.00
Payroll Service Fees	450.00
Shipping and delivery expense	17.25
Telephone Expenses	170.31
Total Expenses	**$63,751.58**
NET OPERATING INCOME	**$509.92**
NET INCOME	**$509.92**

Dragon Cloud, LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Service Income	107,487.49
Total Income	**$107,487.49**
GROSS PROFIT	**$107,487.49**
Expenses	
Advertising & Promotions	1,889.33
Amortization Expense	1,500.00
Bad Debt Expenses	1,899.17
Bank Charges & Fees	2.76
Business Licenses and Permits	100.00
Charitable Contributions	100.00
Computer & Internet	715.01
Contractors	59,878.24
Dues & Subscriptions	3,051.89
Gift Expense	257.74
Insurance	1,221.91
Interest Paid	76.89
Management Fee Expense	16,471.63
Payroll Expense	
Payroll Processing Fees	486.00
Payroll Taxes	1,242.97
Salary & Wages	12,345.87
Total Payroll Expense	**14,074.84**
Postage & Delivery	41.22
Professional Fees	1,125.00
Telephone Expense	717.57
Total Expenses	**$103,123.20**
NET OPERATING INCOME	**$4,364.29**
NET INCOME	**$4,364.29**

Dragon Cloud Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

See respective balance sheets above.

Dragon Cloud Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

Excited Dragon LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	29,243.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-609.30
Loans to Shareholder	-100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-709.30**
Net cash provided by operating activities	**$28,533.71**
FINANCING ACTIVITIES	
Owner's Distributions	-27,664.13
Retained Earnings	-400.00
Net cash provided by financing activities	**$ -28,064.13**
NET CASH INCREASE FOR PERIOD	**$469.58**
Cash at beginning of period	469.20
CASH AT END OF PERIOD	**$938.78**

Excited Dragon LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	509.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	609.30
Due from Red Scale Corp	30.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**640.10**
Net cash provided by operating activities	**$1,150.02**
FINANCING ACTIVITIES	
Owner's Distributions	27,154.21
Owner's Equity	0.00
Retained Earnings	-29,243.01
Net cash provided by financing activities	**$ -2,088.80**
NET CASH INCREASE FOR PERIOD	**$ -938.78**
Cash at beginning of period	938.78
CASH AT END OF PERIOD	**$0.00**

Dragon Cloud, LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,364.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization	1,500.00
Loan from Red Scale Corp. (RLOC)	4,642.54
Loans from Shareholder	3,065.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,208.16**
Net cash provided by operating activities	**$13,572.45**
INVESTING ACTIVITIES	
Organizational Costs	-1,500.00
Net cash provided by investing activities	**$ -1,500.00**
FINANCING ACTIVITIES	
Shareholder Distributions	-11,083.99
Net cash provided by financing activities	**$ -11,083.99**
NET CASH INCREASE FOR PERIOD	**$988.46**
CASH AT END OF PERIOD	**$988.46**

NOTE 1 – NATURE OF OPERATIONS

Dragon Cloud LLC was formed on April 30th, 2018 ("Inception") in the State of Ohio. On February 19th, 2019, Dragon Cloud LLC underwent a redomestication to Wyoming, and immediately went through a statutory conversion to Dragon Cloud Inc. (which may be referred to as the "Company", "we," "us," or "our"), a C-Corporation. The financial statements of Dragon Cloud LLC are the only substantial records at this time, and therefore those are the only ones presented in this document. Dragon Cloud LLC's financials are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Dragon Cloud Inc. connects top clients to top contractors allowing everyone to skip the hiring process. We prescreen the contractors, and once screened, the contractors may choose any client-provided project in their approved categories and begin work immediately. Right now, we're focused on web development, and we manually connect clients and contractors. We intend to scale our operations into our own online freelance marketplace.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
           in active markets.

    Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from service fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company currently has short term debt in the amount of approximately $7,708. This amount is the total debt owed to Red Scale Corporation, and to Patrick Dennis Mac Gillis Jr. at the end of FY 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized 20,000,000 shares of common stock with a par value of $0.0001. Of the 20,000,000 shares of common stock, 5,000,000 shares are non-voting and 15,000,000 shares are voting. As of February 20, 2019 the company has currently issued 9,000,000 shares of our voting common stock. No shares of non-voting common stock are currently issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

Red Scale Corporation
Red Scale Corporation is a C-Corporation wholly owned by Patrick Mac Gillis, who at the time of writing owns 100% of Dragon Cloud. Both companies have a mutual RLOC [Revolving Line of Credit] agreement

between Red Scale Corporation and Dragon Cloud for $150,000. The RLOC accumulates interest equal to the Short Term AFR as published in the Wall Street Journal.

Red Scale Corporation manages Dragon Cloud in exchange for 15% of its gross revenue. Red Scale Corporation exists to facilitate the stability of companies to whom Red Scale Corporation provides management services. Red Scale Corporation, at the time of writing, only provides management services to Dragon Cloud. Also, at the time of writing Red Scale Corporation has less than $1,000 of working capital, and a large amount of debt. Red Scale Corporation also owns the accounts used with network-wide services, including, but not limited to, Anderson Business Advisors for tax, legal, and bookkeeping services.

Patrick Dennis Mac Gillis Jr.
As needed, Patrick contributes his own funding to Dragon Cloud, either through direct transfers of funds to Dragon Cloud, or through the accumulation of debt in his personal name. Patrick Mac Gillis has a $150,000 RLOC agreement with Dragon Cloud to provide this funding to Dragon Cloud. The RLOC accumulates interest equal to the Short Term AFR as published in the Wall Street Journal.

Patrick was receiving weekly distributions from Dragon Cloud LLC to supplement his W2 income from Dragon Cloud LLC. Currently Patrick Mac Gillis is receiving reimbursements

OpExpert LLC
OpExpert LLC and Dragon Cloud have a signed contract where both parties agree to exchange services. OpExpert LLC shall receive unlimited web development services from Dragon Cloud, and in exchange Dragon Cloud receives unlimited recruiting services from OpExpert LLC. Neither party receives financial compensation for their services under this agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through February 20, 2019, the issuance date of these financial statements. Below are the only other events or transactions during this time which would have a material effect on these financial statements.

1. Kevin Schadick (Securities Attorney) - Estimated debt of $6,000 for currently ongoing services
2. Mike Wolowski (Marketer) - Agreed to a minimum of $4,000 paid to Mike for marketing this crowdfunding campaign, with a maximum of 1% of all investment capital his marketing brings in
3. Patrick Dennis Mac Gillis Jr. (Majority Shareholder / Founder) - Additional debt incurred in 2019 is $12,560 (Majority was used to fund the Reg CF)

NOTE 8 – ENTITY RESTRUCTURING

In order to position the Company for an equity offering, the Company underwent a series of corporate restructurings. Excited Dragon, LLC was acquired by Dragon Cloud, LLC, a newly formed Ohio limited liability company, on May 1, 2018. Following acquisition, Excited Dragon, LLC was subsequently dissolved and its assets were moved into Dragon Cloud, LLC. In February, 2019, Dragon Cloud, LLC was redomiciled from Ohio to Wyoming and converted from a limited liability company to Dragon Cloud, Inc., a C corporation.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Dragon Cloud

Skip the Hiring Process

Dragon Cloud is a USA-based web development agency that aims to revolutionize the future of high-quality, and results-driven, staffing solutions by building a quality-centric online freelance marketplace. Dragon Cloud connects clients with contractors capable of handling their projects, pre-screened for relevant skills and expertise. Dragon Cloud enables contractors to get more work regularly and clients to get better quality results by reducing operational friction through streamlined project management systems and a proven screening process.

Our world is web-centric. Demand for web developers is expected to continue growing at a 15% rate through 2026 precisely because of the consistent reliance on tech and the continued proliferation of mobile devices. But even with the high demand, freelance developers and clients have difficulty connecting over quality projects.

Outdated business practices and unfair labor agreements have painted both contractors and clients into a corner. Big platforms like Fiverr and Freelancer offer services at cut-rate prices without proper vetting systems. Contractors looking for challenging projects are consistently undercut by these platforms' reliance on low-quality contractors. Clients, meanwhile, often have to deal with salvaging projects from the hands of the inexperienced, and are left with poor quality work and wasted money. The whole system has to change.

That's where Dragon Cloud comes in. At the moment, Dragon Cloud is a web development agency, placing experienced web developers with clients willing to pay for the quality they produce. But with your help, Dragon Cloud will shift into a unique marketplace connecting only the highest quality freelance contractors with projects from clients willing to pay for their services.

Our model will draw proven, experienced freelance contractors to our marketplace to sell their services for their true worth. Companies will want to use our marketplace to find the best possible services for their money. By facilitating this radical change to freelance work, we'll change the way the whole industry operates and create a fairer, more just system for client and contractor alike.

Source

The Offering

Investment
$2.23 per Share of Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $21M.

Perks*

[See additional terms below.]

$500+ - Your client account on our marketplace will be marked as fee-free for three months.
$1,000+ - Your client account on our marketplace will be marked as fee-free for six months.
$5,000+ - Your client account on our marketplace will be marked as fee-free for one year.
You'll also get 5% more shares for your money!
$10,000+ - Your client account on our marketplace will be marked as fee-free for two years.
You'll also get 10% more shares for your money!
Your name or business will receive an honorable mention in the extended list of past investors.
$20,000+ - Your client account on our marketplace will be marked as fee-free for life!*
You'll also get 10% more shares for your money!
We'll also give you, or the company of your choice, recognition as an investor-partner near the top of the homepage of our marketplace website, through the use of a logo or your picture. The logos will be displayed in order of the highest investment first. Space is at a premium, so we're only offering this perk to the 10 investors who have the highest investments at this level. That means that the earlier you invest, and the more you invest, the higher up your logo will be, and that's especially useful in a mobile-first world! (If you're not one of the 10, you'll get placed in the list at the top of the page where people can view the extended list of past investors.)

**All perks occur after the offering is completed*

What is Dragon Cloud



Right now, Dragon Cloud is a web development agency. We're an entirely virtual company, spread out around the United States. Including our founder, Rick Mac Gillis, Dragon Cloud employs roughly a dozen people, and has worked on hundreds of projects.

Currently, Dragon Cloud reviews all proposals they receive and accepts about 2% of the contracts offered. Once we accept, we place our talented contractors on the assignment and track and manage their progress in a way that offers clients a holistic view of the project. Dragon Cloud and all of our contractors complete the work in a timely fashion.

We operate like a staffing agency, taking on projects from a number of applications that we feel we can complete quickly and for an agreed upon price, similar in ways to a staffing agency on a per-project basis. We're successful and we're growing quickly, but that just means we're almost ready for Dragon Cloud stage 2: The Dragon Cloud Marketplace.

Some of our previous clients include...

We're Building the Dragon Cloud Marketplace

The goal of this round of investment is to procure the funds necessary to scale Dragon Cloud from a premier web development staffing agency to a full-service freelance marketplace, centered on quality. However, if we only raise the minimum, we'll only be able to pay off some of our debts and nothing more. The Dragon Cloud Marketplace is the future of Dragon Cloud and will take the place of our staffing services. Instead, all transactions will take place through the marketplace. Dragon Cloud will facilitate and enable those transactions.

The marketplace will work through the interaction of two different kinds of accounts: **Clients and Contractors.**



Clients

Client accounts will create listings that can be answered by Contractors. Listings will have to feature information about the projects, the rate the client can pay, and the skills they're looking for. Clients post these projects directly to the marketplace and contractors accept the job so they can begin right away! There's no interview or negotiation: just the instant connection of contractor and client. If clients have prior relationships with a contractor, these clients may directly invite the contractors with whom they've enjoyed working. This ensures clients always get what they want.



Contractors

Contractor accounts are made by freelancers who want to work on the marketplace. To become a contractor, you first have to pass the Dragon Cloud screening process. Unlike other platforms, we don't require our contractors to answer a series of esoteric questions and obtuse algorithms and equations. Instead, we look for contractors with proven, real-world skills capable of delivering results in a timely fashion.

Therefore, to become a contractor on the Dragon Cloud marketplace, freelancers have to prove their skills among a series of categories related to their strengths by completing a simple project under a time constraint. It guarantees that every contractor actually has the skills they claim to take on a project, saving the client money and everyone's time. Once we have verified a contractor, they can enter the marketplace and accept any projects in categories for which we have approved them. To get paid, they must commit their code to a private code repository. That way clients always know they have the code they've purchased.

We believe this marketplace will revolutionize the way freelance web developers get work, because it will remove the central pain points for both clients and contractors by facilitating transactions quickly and matching projects with people that can finish them.

We believe it'll be **the industry's first reliable win-win situation.**



What Can Dragon Cloud Do For You?

Currently, Dragon Cloud can fulfill all of your web development needs. Our real strength is in quickly providing result-oriented contractors at a reasonable rate. Dragon Cloud provides solutions very quickly, because our screening process ensures only experienced contractors capable of fast, high-quality work may select projects clients have posted. Soon, we'll be able to provide similar solutions to all of your web design needs as well.

But in the future, we believe the Dragon Cloud marketplace will be the first place everyone goes when they need web development work. Whether you're a client with a project that needs an experienced manager or developer, or you're a contractor with a knack for solving problems fast, we believe the Dragon Cloud marketplace will be the first place everyone goes when they need development work. No matter your need, Dragon Cloud will help you find the solution, quickly.

Dragon Cloud donates 10% of its gross income to charity, and in 2019, we're supporting the SENS Research Foundation. That's one more reason why you can feel good about shopping with Dragon Cloud! (To be clear, raising capital is not considered income, so Dragon Cloud will not donate investor capital to charity.)





About Dragon Cloud

Dragon Cloud was born from the mind of our founder, Rick Mac Gillis, a talented web developer who spent most of his adult life on government welfare programs. In 2016, his life changed for the better, and he opened an account on Upwork where that year he made far more money than in the past years. By the end of the year, he no longer could handle the onslaught of clients trying to hire him. In order to stop turning away clients, he opened a business named Excited Dragon. In 2018 that business became Dragon Cloud, which made six figures in gross revenue: approximately eight times more than in 2017 as Excited Dragon.

During his time on Upwork, clients consistently stated that past contractors went MIA with their code, wrote terrible code that had to be redone from scratch, and even wasted thousands of dollars of the client's money year after year. Rick listened and realized that his future wasn't in web development any longer - it was in facilitating a better life for clients, everywhere. It was his chance to make a real, substantial change in the world and make people's lives better.

Rick created Dragon Cloud to provide better results and end suffering on both sides. Contractors and clients deserve to be treated fairly and equitably. Contractors deserve fair pay for what they are worth, and clients deserve to get the work they pay for. Dragon Cloud is the first to make that possible.

What Makes Dragon Cloud Different?

Dragon Cloud focuses on making the client-contractor interaction as easy as possible. We do this through **Screening, Project Management,** and **Communication.**



Screening



Project Management



Communication

As we've already mentioned, the Dragon Cloud screening process is rigorous, different, and results oriented. We want to make sure clients get the most for their money. By sticking to this unique vetting process, contractors may accept any project on the marketplace they're qualified to accept, effectively skipping the hiring process.

When a contractor does work through Dragon Cloud, the contractor tracks their time and must place their code into a private code repository that logs real work done and records progress. This is important so that the clients know the contractor is working on the project, and so they have access to the code should something happen to the contractor leading the project. This is important for the future when changes need to be made. Clients are paying for the code, and we want to make sure they get it when they want it.

When you come to Dragon Cloud, we require some clear project guidelines and information. By providing realistic expectations and timetables, contractors are able to provide top quality results on a tight turnaround. Our work is professional, exactly to the client's standards, and finished on time.

The Dragon Cloud Vision

Our mission is to build a future where clients get quality workmanship and timely communication, and quality contractors don't need to place proposals or repetitively prove themselves.

Dragon Cloud is currently a web development agency, but we're building the marketplace as you read this campaign. We're currently in a very limited alpha which is comprised of a chat system, admin console, and the account management system. We've also begun work on the marketplace components, but it's nothing to talk about at this point.

With your help, we'll be able to focus on building the rest of the marketplace. We're looking to have the private beta release available to our then current clients and contractors by Q4 of 2019, and have a public beta available by Q1 of 2020. With enough funding, we may be capable of completing these milestones even faster.

Our founder is building the marketplace while trying to service clients, maintain our social presence, handle input from various team members and partner companies, and so many other tasks. With your investment, we'll hire someone to manage our social presence, give our founder a modest salary so he doesn't need to work on client projects, and then he'll simply focus on company growth and building the marketplace.



If our marketplace is successful, it'll be a major opportunity for our investors, and it will push the entire industry in a better direction.

We believe that shift in direction will affect our competitors. Fiverr, Upwork, and Freelancer might not change their tactics immediately, but they'll have to sit up and take note or risk losing a large swath of their business to us. Independent or under the wing of a larger corporation, Dragon Cloud will have achieved its mission. We wish to shift the whole industry for the better.

It's an awesome dream with far-reaching positive consequences.

Once the marketplace is live, it'll immediately send ripples through the industry. We hope it will become the new standard platform for contractors and clients to connect on and get work done.

Invest in Dragon Cloud





Invest in Dragon Cloud, and Join us in our revolution to stop bad code pollution!
It's Evil!

We believe Dragon Cloud is currently successful. Even if the marketplace isn't as revolutionary as we think it is, you will still be investing in a very successful business that will take your contribution and use it to grow. Our focus on quality, timeliness, and fair practices provide a consistent pipeline of clients.

But if we are able to raise a round of funding through this campaign, we believe we will be able to significantly scale Dragon Cloud, first through marketing and ad-buying, but then also through increasing staff and project capability. With traction, support, and a reserve of capital, we believe we will be able to scale the agency into the marketplace by the end of 2019. However, remember that your investment is very important, as if we only raise the minimum amount, then we will only be able to pay off some of our debts instead of using the money for growth.

We believe we are right on the cusp of something special. By 2020, we hope to launch our public beta of the marketplace. That's when we believe we'll be able to change the industry and the world for the better. We think we can achieve something different. We just need yo[...]ere.



Work Begins on the Dragon Cloud Marketplace

Cloud Infrastructure

We built out the cloud

The Marketplace

Dragon Cloud Marketplace

Finish the marketplace component of Dragon Cloud Marketplace. (ANTICIPATED)

Release

Release the public parts of the website to the staging site, and also have our web designer design the site a new template so

Release the First Private Beta

This private beta is for our existing clients and contractors, as well as anyone new who joins our agency. It'll be a controlled release. (ANTICIPATED)











infrastructure to power Dragon Cloud.

The marketplace now has an admin area.

it looks amazing! (ANTICIPATED)

January 2018

April 2018

July 2018

August 2018

December 2018

March 2019

April 2019

May 2019

June 2019

July 2019

August 2019

October 2019 - March

Dragon Cloud begins the Acquisition of Excited Dragon

Marketplace Alpha

We launch our very first marketplace alpha!

Launch with StartEngine!

Now you can be a part of Dragon Cloud too!

Time Tracking Tool

Build the time-tracking tool. It'll be OS-independent. (ANTICIPATED)

Finalize Internal Testing

Finalize internal testing, have an attorney create the TOS based on the notes we've been writing down. (ANTICIPATED)

OPEN

The Grand Opening of the Public Beta

This beta will look like it's a stable release to everyone who uses it, but for security reasons we will take away the beta banner. (ANTICIPATED)

In the Press

sens research foundation

SHOW MORE

Meet Our Team



Rick Mac Gillis

CEO & Director

Rick started out as a web developer in 2003 (16+ years of experience.) He's the author of "The New Frontier in Web API Programming," and he engineered a library of popular software algorithms (HackFastAlgos.) He has personally completed hundreds of projects, and is indirectly trained by Robert Martin: the father of the modern Agile software movement and clean coder.





Tanya Bourque
Master Recruiter
Tanya is the lady behind the scenes procuring loads of engineers for us to hire the very best! She's renowned for her talent, and has spoken at high-profile events in the recruiting industry. She has over 10 years of recruiting experience in her field, was featured in ERE & Recruiter.com & SourceCon, and has procured over 2,000 hires.





Antelmo Aguilar
Business Manager
Antelmo runs the day-to-day operations at Dragon Cloud. He holds a Bachelor Degree of Science in Actuarial Science and in Computer Science from Indiana University.





Chris Ruddell
Mobile App Developer
Chris has over 6 years of experience in Mobile App Development, lead the development of over 30 mobile apps, and has been the lead Android developer at the Museum of the Bible for 3 years.





Carlos Uvalle
Web Developer
Carlos holds an Associate of Science in Computer Information Systems.





Anderson Business Advisors
Corporate Legal Counsel / Tax Team / Bookkeeping Team
Over 80 years of combined experience, In business since 1993. Anderson takes a proactive approach to lowering tax obligations, and increasing asset protection. Their founding team hosts numerous seminars, and Anderson is education-focused.





Schadick Law Firm
Securities Attorney
Kevin Schadick's Specialties: Business/Corporate; Patents; Trademark; Intellectual Property Transactions; Securities; Mergers and Acquisition; Contract and Agreement Drafting





Mark Bonnot
Web Developer
In the IT, and development world professionally for almost 20 years. Mark has built and maintained applications in many different languages, and loves challenges.





Mike Wolowski
Growth Marketer
Mike Wolowski helps E-Commerce Stores and Online Businesses Scale to 7-Figures by utilizing the newest, most effective, Digital Marketing and Growth Strategies.



Offering Summary

Company : Dragon Cloud, Inc.

Corporate Address : 276 5th Avenue Suite 704-3009, New York, NY 10001

Offering Minimum : $9,999.32

Offering Maximum : $106,999.86

Minimum Investment Amount (per investor) : $223.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 4,484

Maximum Number of Shares Offered : 47,982

Price per Share : $2.23

Pre-Money Valuation : $20,070,000.00

Maximum subject to adjustment for bonus shares. See Bonuses below

Perks*

$500 - $999

- Your client account on our marketplace will be marked as fee-free for three months.

$1,000 - $4,999

- Your client account on our marketplace will be marked as fee-free for six months.

$5,000 - $9,999

- Your client account on our marketplace will be marked as fee-free for one year.
- You'll also get 5% more shares for your money!

$10,000 - $19,999

- Your client account on our marketplace will be marked as fee-free for two years.
- You'll also get 10% more shares for your money!
- Your name or business will receive an honorable mention in the extended list of past investors.

$20,000+

- Your client account on our marketplace will be marked as fee-free for life!*
- You'll also get 10% more shares for your money!
- We'll also give you, or the company of your choice, recognition as an investor-partner near the top of the homepage of our marketplace website, through the use of a logo or your picture. The logos will be displayed in order of the highest investment first. Space is at a premium, so we're only offering this perk to the 10 investors who have the highest investments at this level. That means that the earlier you invest, and the more you invest, the higher up your logo will be, and that's especially useful in a mobile-first world! (If you're not one of the 10, you'll get placed in the list at the top of the page where people can view the extended list of past investors.)

investors.)

*NOTE: All perks occur after the offering is completed. All marketplace perks will be given when we launch the marketplace for our then-current clients and contractors, or at any later date where you open an account with us. To receive your bonuses on the marketplace, just contact support to have your account marked with the benefit you earned. "Fee-free" refers only to client-side fees assessed to cover credit card payments and risk mitigation.

One month is equal to 30 calendar days.

One year means the same calendar day of following year, based on the day you open your account on the marketplace. If you open your account on February 29th, then the "one year" will make your account receive the benefit until March 1st of the following year.

Client accounts that get suspended or banned on our platform for any reason shall forego their marketplace incentives while their account is in such status. If support agrees to reinstate your account, your benefits will be reinstated, and they will terminate at the previously agreed upon time. (You will not receive an extension of your benefits equal to the suspension period unless it was a mistake on our part.)

All perks listed below are exclusive to people who invest in our company during this offering, and may or may not be available to investors in future offerings.

*In the event that Dragon Cloud is acquired by a third-party, said third-party may decide at its discretion to instead make "fee-free for life" benefits become "fee-free for 5 years" where "5 years" means 5 years from the time that the benefit began. Such a change will be communicated to you in writing through either email or postal mail. In no event may the acquiring party charge you fees for any period where your account was marked as "fee-free."

The 10% Bonus for StartEngine Shareholders

Dragon Cloud, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Common Stock at $2.23 / share, you will receive 110 Non-Voting Common Stock shares, meaning you'll own 110 shares for $223. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative; Inter company debt or back payments

---

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1 and #2

Do you know of any web development agency who gives 10% to charity? We do that!

Now you can own a piece of Dragon Cloud.

Invest now!

When you can't get the job done alone

but finding the right team is time-consuming and frustrating

use Dragon Cloud to kick-ass!

Our marketplace will be the first one to allow you to skip the hiring process!

Invest Now!

We directly connect prestigious clients with prescreened contractors

We'll make sure you always have access to your code

and we'll give you real-time project updates on your project board!

Your winning team has access to all project info even if you switch contractors!

You don't need to waste time getting new superheros up to speed!

Don't go broke by hiring a $10 coder or suffer through screening candidates.

Invest Now!

Dragon Cloud: Skip the Hiring Process

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

WY Secretary of State
FILED: 02/19/2019 03:56 PM
Original ID: 2019-000842329
Amendment ID: 2019-002500005

Profit Corporation
Articles of Incorporation

1. Corporation name:

Dragon Cloud, Inc.

2. This entity elects to be a statutory close corporation: ☐
(You may refer to the Close Statutory Close Corporation Supplement for more information W.S. 17-17-101 through 17-17-151.)

3. Name and physical address of its registered agent:
(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming. ***The registered agent <u>must</u> have a physical address in Wyoming.*** *If the registered office includes a suite number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed* ***in addition to a physical address.****)*

Name: InCorp Services, Inc.

Address: 1910 Thomes Ave., Cheyenne, WY 82001-3527

(If mail is received at a Post Office Box, please list above ***in addition to the physical address.****)*

4. Mailing address of the corporation:

276 5th Ave., Suite 704-3009
New York, NY 10001

5. Principal office address:

11831 Pearl Road Apt. 208
Strongsville, OH 44136

6. Number and class of shares the corporation will have the authority to issue:

20,000,000 total authorized common shares comprising of:
(i) 15,000,000 Voting Common Shares with no par value
(ii) 5,000,000 Non-Voting Common Shares with no par value

P-ArticlesIncorporation - Revised October 2015

7. Name and address of each incorporator:

Name:	Address:
Patrick MacGillis	11831 Pearl Road Apt. 208 Strongsville, OH 44136

8. Execution (*all incorporators must sign*):

Signature: [signature]

Print Name: Patrick MacGillis

Date: 02/03/2019
(mm/dd/yyyy)

Signature: ____________________

Print Name:

Date:
(mm/dd/yyyy)

Signature: ____________________

Print Name:

Date:
(mm/dd/yyyy)

Contact Person: Patrick MacGillis

Daytime Phone Number: 216-712-6809

Email: kevin@schadicklaw.com; rick@dragoncloud.io

(Email provided will receive annual report reminders and filing evidence)
**May list multiple email addresses*



Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, InCorp Services, Inc. , registered office located at

(name of registered agent)

1910 Thomes Ave., Cheyenne, WY 82001-3527 voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for Dragon Cloud, Inc.

(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature:  Jennifer Sharp for InCorp Services, Inc. **Date:** 02/04/2019

(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: Jennifer Sharp Daytime Phone: (800) 246-2677

Title: Authorized Representative Email: processing@incorp.com

Registered Agent Mailing Address
(if different than above):

---

*If this is a current registered agent changing their registered address on file, complete the following:

Previous Registered Office(s):

I hereby certify that:
- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____ **Date:** _____

(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

RAConsent – Revised October 2015

ADDENDUM TO ARTICLES OF INCORPORATION

OF

DRAGON CLOUD, INC.

I.   Dragon Cloud, Inc. was originally formed in Ohio as Dragon Cloud, LLC on April 30, 2018.

II.   Dragon Cloud, LLC was domesticated into Wyoming in February, 2018 and concurrently seeks to convert from a limited liability company to a corporation named Dragon Cloud, Inc.

III.   The conversion of Dragon Cloud, LLC to Dragon Cloud, Inc. is approved by the sole Member and Manager of Dragon Cloud, LLC, Patrick MacGillis, as evidenced by the signed Articles of Incorporation.

IV.   It is the intention of the sole Member that the property and obligations of Dragon Cloud, LLC remain with Dragon Cloud, Inc.

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF CONVERSION

Dragon Cloud, LLC converted from a **Wyoming Limited Liability Company** to **Dragon Cloud, Inc.** a **Wyoming Profit Corporation**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **19th** day of **February**, **2019**



Edward A. Buchanan
Secretary of State

By: _____ Angela Meena _____

Filed Date: 02/19/2019